Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2018-13

PolyMet reports results for period ended June 30, 2018

St. Paul, Minn., August 9, 2018 – PolyMet Mining Corp. (“PolyMet” or the “company”) TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the three and six months ended June 30, 2018.  PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. funds.  Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

2018 Highlights

•
In June 2018, the company and the U.S. Forest Service exchanged titles to federal and private lands, completing the land exchange and giving the company control over both surface and mineral rights in and around the NorthMet ore body;

•
In March 2018, the company issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement and draft permits.  The update also included detailed capital costs, operating costs and economic valuations for the mine plan being permitted as well as potential future production opportunities;

•
In March 2018, the company and Glencore agreed to extend the term of outstanding debentures until March 31, 2019, reduce the interest rate on the outstanding debentures and make available up to $80 million in additional funding.  Proceeds are being used to complete permitting, purchase wetland credits, advance detailed engineering and perform certain early works to prepare the site for construction;

•	In January 2018, the Minnesota Department of Natural Resources released the draft Permit to Mine for a public review and comment period, which has now closed; and

•
In January 2018, the Minnesota Pollution Control Agency released the draft water quality permit, draft section 401 certification and draft air emissions permit for public review and comment periods, which have all closed.

Goals and objectives for the next twelve months
The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet control, however, decisions by the MDNR and MPCA are expected by the end of the year.  Given these circumstances, PolyMet’s objectives include:

•	Favorable decision by the U.S. Army Corps of Engineers on the Final Record of Decision and 404 wetlands permit under the Clean Water Act;

•	Favorable decisions on final state permits (Permit to Mine, air, water, and dam safety permits);

•	Completion of project implementation plan; and

•	Execution of a construction finance plan, subject to typical conditions precedent such as receipt of key permits.

Key Balance Sheet Statistics
(in ‘000 US dollars)

Balance Sheet	June 30, 2018	December 31, 2017

Cash & equivalents	$17,595	$6,931
Working capital (see note)	(167,309)	(138,057)
Total assets	433,934	409,042
Total liabilities	245,178	210,367
Shareholders’ equity	$188,756	$198,675
Note:  Working capital deficit largely reflects Glencore debentures maturing on or before March 31, 2019.

At June 30, 2018, PolyMet had cash of $17.595 million compared with $6.931 million at December 31, 2017.  An additional $60 million of debentures is available from Glencore as described above.

As of June 30, 2018, PolyMet had spent $128.642 million on environmental review and permitting since the NorthMet Project moved from exploration to development stage.

Key Income and Cash Flow Statement Statistics
(in ‘000 US dollars, except per share amounts)
	Three months ended		Six months ended
Income and Cash Flow Statement	June 30, 2018	July 31, 2017	June 30, 2018	July 31, 2017

General & administrative expense excluding non-cash share-based compensation	$1,233	$1,408	$2,824	$2,536

Non-cash share-based compensation	276	672	1,455	812

Other expenses:
Finance & other	594	608	1,505	1,241
Non-cash loss on land exchange	553	-	553	-
Non-cash loss on intangible disposal	-	-	-	1,324
Non-cash loss on debenture modification	-	-	4,109	-

Loss for the period:	2,656	2,688	10,446	5,913
Other comprehensive loss	-	17	-	5

Loss per share	0.01	0.01	0.03	0.02

Investing activities:
NorthMet property	$5,383	$6,166	$10,381	$11,103

Weighed average shares outstanding	320,425,860	318,708,771	320,201,128	318,628,939

Loss for the three months ended June 30, 2018, was $2.656 million compared with $2.688 million for the prior year period.  General and administrative expenses for the three months ended June 30, 2018, excluding non-cash share-based compensation, were $1.233 million compared with $1.408 million for the prior year period.  Other expenses were $1.147 million, including a one-time non-cash loss of $0.553 million on the land exchange, compared with $0.608 million for the prior year period.

Loss for the six months ended June 30, 2018, was $10.446 million compared with $5.913 million for the prior year period largely due to non-cash items.  General and administrative expenses for the six months ended June 30, 2018, excluding non-cash share-based compensation, were $2.824 million compared with $2.536 million for the prior year period.  Other expenses were $6.167 million, including a one-time non-cash loss of $4.109 million on the debenture modification, compared with $2.565 million for the prior year period.

PolyMet invested $5.383 million cash into its NorthMet Project during the three months ended June 30, 2018, compared with $6.166 million in the prior year period, and invested $10.381 million during the six months ended June 30, 2018, compared with $11.103 million in the prior year period.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.